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                                  UNITED STATES
	               SECURITIES AND EXCHANGE COMMISSION
		            Washington, D.C. 20549

				   SCHEDULE 13D

		    Under the Securities Exchange Act of 1934

				(Amendment No. 1)*


				Mycom Group, Inc.
			        (Name of Issuer)



				   Common Shares
			   (Title of Class of Securities)


                             (CUSIP Number)  62845X106



		     T. Clay Lehmann, Chief Financial Officer
				 Mycom Group, Inc.
			   602 Main Street, Suite 1200
			     Cincinnati, Ohio 45202

            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)



				July 11-22, 2003

              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]



CUSIP No. .............................62845X 10 6


1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons
 (entities only).


Rob R.Bransom, James T. Bobbitt, Broughton Acquisition, LLC (Bransom & Bobbit each owning 50% of the LLC)


2. Check the Appropriate Box if a Member of a Group (See Instructions)


(a) (X)


(b)



3. SEC Use Only
.........................................................................


4. Source of Funds......N/A


5. N/A


6. All reporting persons are citizens of the United States





Number of 	7. Sole Voting Power.....Bransom  20,669,000 shares,
Shares 		   Bobbitt  20,775,000 shares
Beneficially
Owned by 	8. Shared Voting Power .............None
Each
Reporting	9. Sole Dispositive Power.. Bransom  20,669,000 shares,
Person 		   Bobbitt  20,775,000 shares
With
	       10. Shared Dispositive Power ............None


11. Aggregate Amount Beneficially Owned by Each Reporting Person ...20,669,000 for Bransom, and 20,775,000 for Bobbitt


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  NONE


13. Percent of Class Represented by Amount in Row (11) .......Bransom  26.9%,
Bobbitt  26.9%


14. Type of Reporting Person: Bransom, IN  Bobbitt, IN,
Broughton Acquistion, LLC, OO  (a limited liability company)


Item 1. Security and Issuer: This Statement on Schedule 13D relates to Common Stock of Mycom Group, Inc. ("Mycom"), a Nevada corporation , with its principal executive offices at 602 Main Street, Cincinnati, Ohio 45202.

Item 2. Identity and Background:This Statement is being filed by Rob R. Bransom and James T. Bobbitt, and by Rob R. Bransom for Broughton Acquisition, LLC, an Ohio limited liability company.

	(a) Name;  Broughton Acquisition, LLC

	(b) Business address; 602 Main Street,Cincinnati, Ohio 45202

	(c) N/A

	(d) During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment,decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f) All reporting persons are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration:

In a private sale to another Director of Mycom, Lance M. White, Mr. Bransom and Mr. Bobbitt each sold 3,333,333 shares at a price of $.03 per share.
Mr. White used personal funds for the purchase. Separately, Messers Bransom and Bobbitt each purchased 533,333 preferred shares, series A, (convertible to common on a 1 for 1 basis) at a price of $.15 per share, using personal funds.

Item 4. Purpose of Transaction:

Mr. White desired to obtain additional stock. Messers Bransom & Bobbitt desired to make an infusion of capital into the Company.

Item 5. Interest in Securities of the Issuer

(a)
Rob R. Bransom, 20,135,667 common shares     26.2%
                   533,333 preferred shares    .7%  (full common voting)


James T. Bobbitt, 20,241,667 common shares   26.3%
                     533,333 preferred shares  .7% (full common voting)


(b)
Rob R. Bransom, 20,669,000 shares of voting privileges
James T. Bobbitt, 20,775,000 shares of voting privileges

(c) See Items 3 & 4

(d) N/A

(e) N/A


Item 6.

Broughton Acquisition, LLC, an Ohio limited liability company is owned 50% by Mr. Bransom and 50% by Mr. Bobbitt. Each have voting rights to 50% of the shares held by Broughton Acquisition, LLC.

Item 7. Material to Be Filed as Exhibits:  None



                                 Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date                        Date                          Date
August 1, 2003          August 1, 2003               August 1, 2003


/s/Rob R. Bransom        /s/James T. Bobbitt        /s/Rob R. Bransom


Name/Title               Name/ Title                   Name/Title
Rob R. Bransom         James T. Bobbitt           Rob R. Bransom/Member






            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002